Frede Christensen Work History

Frede Christensen is an award-winning Danish businessman and executive. A former executive at top luxury kitchen brand HTH Kitchen, Frede is recognized as an expert on Scandinavian design and real estate trends.

In addition to owning HTH Esbjerg, he also developed its corporate buildings through DVBOF.

According to local press, HTH was one of a "handful" recession-sensitive companies to turn a profit during the 2008 financial crisis.

Since selling his interests in HTH, he's since expanded the real estate portfolio, which today includes interests in Europe and the US.

CEO, HTH Kitchens Esbjerg (1973-2009)

As CEO of HTH Esbjerg, Frede launched the first kitchen-bath retail store, kicking off a 13-country retail juggernaut that currently does nine figures in annual sales.

Chairman, DVBOF ApS and affiliates (2005-present)

As Chairman of DVBOF, Frede currently manages and oversees a 100M DKK portfolio of commercial and residential buildings in Europe, primarily Denmark.

President, NYCE Cos.

As President, Frede is responsible for strategy, design and financials. Along with Philip Michael, Frede structures acquisitions, joint ventures and leverages his vast experience